PHI Operating Services Company
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of September 30, 2004
Current Assets	
Cash and cash equivalents	*
Accounts receivable from associated companies	*
Notes receivable from associated companies	*
Other prepayments	*
	*
Current Liabilities	
Accounts payable	*
Interest and taxes accrued	*
Other	*
	*
Capitalization	
Common stock	*
Retained earnings	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PHI Operating Services Company
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

Nine Months
Ended September 30, 2004

OPERATING REVENUES *

OPERATING EXPENSES *

OPERATING INCOME *

OTHER INCOME *

INTEREST EXPENSE *

INCOME BEFORE INCOME TAXES *

INCOME TAXES *

NET INCOME *

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.